UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

AGILITY MULTI-ASSET INCOME FUND

(Name of Subject Company (Issuer))

AGILITY MULTI-ASSET INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

January 26, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $41,400,000 (a) Amount of Filing Fee: $4,516.74 (b)

(a) Calculated as the aggregate maximum value of Shares being purchased.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,516.74
Form or Registration No.:	SC TO-I
Filing Party:	Agility Multi-Asset Income Fund
Date Filed:	January 26, 2021

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on January 26, 2021 by Agility Multi-Asset Income Fund (formerly known as GAI Agility Income Fund) (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $41,400,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 2 and 3 to the Statement on January 26, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on February 23, 2021.

2. As of February 23, 2021, ninety (90) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2021 in the amount of $2,195,959 for Class A and $14,002,564 for Class I.

4. One (1) Shareholder of Class I, whose tender was accepted for purchase by the Fund, did not tender their entire Shares; therefore, the Fund paid the Shareholder 100% of the Shareholders’ unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in their Letter of Transmittal on May 13, 2021. Nine (9) Shareholders of Class A and Eighty (80) Shareholders of Class I, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, the Fund paid to the Shareholder at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered (the “Initial Payment”). The initial payment was wired to the account designated by each such Shareholder in its Letter of transmittal on May 13, 2021 to Eighty-Eight (88) Shareholders and June 28, 2021 to One (1) Shareholder. The Fund will pay the Shareholder a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of March 31, 2021 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be made promptly after the completion of the Fund’s annual audit at the end of November 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AGILITY MULTI-ASSET INCOME FUND

By:	/s/ Kent Muckel
Name:	Kent Muckel
Title:	President

September 10, 2021